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EXHIBIT 23.1

Independent Auditors' Consent

The Board of Directors
Dividend Capital Trust, Inc.

We consent to the use of our report on the consolidated balance sheets of Dividend Capital Trust Inc. and subsidiary as of April 12, 2002 and December 31, 2002, and the related consolidated statements of operations, shareholder's equity (deficit), and cash flows for the period from inception (April 12, 2002) to December 31, 2002 and our report on the statement of revenue and certain expenses of the Chickasaw Distribution Facilities located in Memphis, Tennessee for the year ended December 31, 2002 included herein and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP

Denver, Colorado
September 5, 2003

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Independent Auditors' Consent